FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Allesch-Taylor, Stefan (Last) (First) (Middle) c/o Medicsight, Inc. 46 Berkeley Square (Street) London United Kingdom W1J 5AT (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Medicsight, Inc. (MSHT) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) December/2002 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X   Director

  X   10% Owner

  X   Officer (give title below)

      Other (specify below)

Chairman and Chief Executive Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.001	12/23/02		S		1,504,825 (1)(2)	D	$7.50(1)	10,673,642(1)	I	(3)
Common Stock, par value $0.001	12/23/02		P		1,504,825 (1)(2)	A	$7.50(1)	10,673,642(1)	I	(3)
Common Stock, par value $0.001	12/23/02		S		2,833,333 (1)	D	$6.00(1)	10,673,642(1)	I	(3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)  Adjusted to reflect the Issuer’s reverse stock split on December 30, 2002.

(2)  These shares were sold by Stefan Allesch-Taylor to STG Holdings, Plc, of which Mr. Allesch-Taylor is a director and may be deemed to control the investment and voting decisions with respect to the stock held in Medicsight, Inc.  Accordingly, the number of shares shown as beneficially owned by Mr. Allesch-Taylor was not affected by this transaction.

(3)  All of these shares are owned by STG Holdings, Plc.  As a significant shareholder and director of STG Holdings, Plc, Mr. Allesch-Taylor may be deemed to control the investment and voting decisions with respect to the stock held by STG Holdings, Plc in Medicsight, Inc.

/s/ STEFAN ALLESCH-TAYLOR By: Stefan Allesch-Taylor ** Signature of Reporting Person	28-1-03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002